VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention: Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services

Re: Tefron Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed July 13, 2010
File No. 1-14680

Dear Sir:

We enclose herewith our responses to the comments raised by the Staff in its comment letter, dated November 8, 2010 ("the Letter"), with respect to Form 20-F of Tefron Ltd. ("the Company" or "Tefron") filed on July 13, 2010 ("2009 20-F"). We have noted the Staff's comments in bold typeface and Tefron's responses in regular typeface. The numbering corresponds to the numbers of the comments in the Staff's above referenced letter.

Once the Staff is satisfied with our responses to the comments and our proposed amendments to the 2009 20-F, we intend to file an amendment to the 2009 20-F to reflect the required amendments.

Item 5. Operating and Financial Review Prospects, page 35

Results of Operations, page 39

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 39

Sales, page 39

1.
Tell us and revise to explain the reasons why sales decreased significantly in 2009, e.g., lost customers, changes in volume, etc. This explanation should be provided by segment, Seamless (Hi-Tex) and Cut-and-Sew.

Sales during 2009 were $115.5 million, a decrease of 33.5% compared with sales of $173.8 million during 2008. Sales of Seamless segment during 2009 were $62.3 million, a decrease of 27.8% compared with sales of $86.3 million during 2008. Sales of Cut & Sew segment 2009 were $53.2 million, a decrease of 39.2% compared with sales of $87.6 million during 2008. The decrease in both segments reflected decreases in all of the Company’s product lines as a result of the global economic slowdown, which triggered a conservative inventory management policy by some of the Company's customers. A decrease in sales in 2009 to Nike and Victoria’s Secret, the Company's then two primary customers, in particular, impacted the sales in both segments.

There was a significant decrease of $25.7 million in the Company’s sales of active wear products in its two operating segments in 2009 as compared to sales during 2008. Sales of active wear products in the Seamless segment during 2009 were $17.3 million, a decrease of 39.4% compared with sales of $28.6 million during 2008. Sales of active wear products in the Cut & Sew segment in 2009 were $4.2 million, a decrease of 77.4% compared with sales of $18.6 million during 2008. The decrease in sales in 2009 of active wear products in the Cut & Sew segment was primarily due to the Nike "Pro Core" project, for which the Company did not receive material follow-up orders in 2009, and the decrease in sales of active wear products in 2009 in the Seamless segment was primarily due to the Nike "Ultimate" project, for which the Company also did not received any material follow-up orders in 2009.

Moreover, there was a significant decrease of $29.5 million in the Company’s sales of intimate apparel in the Company's two segments, primarily to Victoria's Secret, which resulted from a decision by the customer during 2008 to transfer one of its intimate apparel projects to India. As a result, Tefron did not receive additional orders during the year 2009 for this project.

In response to the comment received, we will revise Item 5 of the Form F-20 in the manner set forth on Schedule I to this letter.

Cost of Sales, page 40

2.
Revise to explain the reasons why cost of sales has been a significant and growing percentage of sales for the past three years and also explain why cost of sales exceeded sales in 2009. In the discussion of 2008 results of operations, you stated that the increase in cost of sales was attributable to the devaluation of the US dollar versus the NIS, higher sales of less profitable products and continuing manufacturing challenges in the Seamless or Hi-Tex Division. Please tell us and revise to explain in detail whether these factors continue to be the reasons for the increase in cost of sales or identify any other reasons for the increase. Explain also the specific nature of the manufacturing challenges in the Seamless Division. We note that the related disclosure in the third paragraph under the subheading, 2009 Developments, is overly general and provides no insight into the challenges you face. Explain in the Cost of Sales discussion what you are doing to eliminate these challenges and also to reverse the trend of ever-increasing cost of sales.

As indicated on page 42 of the 2009 20-F, the increase of costs as percentage of the Company’s sales between 2007 and 2008 was due to devaluation of the US dollar versus the NIS, higher sales of less profitable products and continuing manufacturing challenges in the Hi-Tex Division.

Cost of sales during 2009 totaled $119.3 million (103.3% of total sales) compared with $167.6 million (96.4% of total sales) during 2008, or a decrease of 28.8% in cost of sales.  The increase of costs as a percentage of the Company’s sales between 2008 and 2009 was due to the devaluation of the US dollar versus the NIS, higher sales of less profitable products, continuing manufacturing challenges in the Hi-Tex Division (which are described below) and a significant decrease in sales in 2009 as compare to 2008.  This significant decrease in sales in 2009 compared to 2008 was not matched by a corresponding decrease in fixed costs.

The manufacturing challenges in the Seamless segment were mainly the learning curve required for the manufacture of various new and technologically advanced products that were more complex to produce than the products that the Company had previously manufactured. These products have also been ordered in short production runs for a larger number of apparel categories.  The difficulties experienced in manufacturing these products led to both excessive waste as well as delays in delivering the products to the customers. The Company had to credit customers that suffered from those delays, and the credits were recorded as a reduction in the Company’s sales.

The Company operates in a labor-intensive field, and accordingly its cost structure includes significant fixed costs, such as real estate lease costs, insurance costs, and labor costs. Any adjustment of fixed costs, such as those related to insurance and labor, has taken several months, and costs such as real estate leases, which are dependent on long-term agreements, take a year or more. Fixed costs were 27.8% of total cost of sales during 2009. During a crisis in which there is a sharp drop in sales, it is difficult and takes time to reduce fixed costs dependent on long-term agreements in a manner which corresponds to the decrease in sales. In addition, the ongoing global economic crisis had a strong effect on the business environment of the Company during the second, third and fourth quarters of 2009 and included, inter alia, an ongoing erosion of prices and a worsening of other market terms.

To address the manufacturing challenges and to reduce the Company’s cost of sales, the Company (i) adopted an efficiency plan, which is referred to in the third paragraph of “2009 Developments” on page 36 of the 2009 20-F (and described more fully on page 21 of the 2009 20-F), (ii) transferred all of its Cut & Sew activity to our subsidiary, Hi-Tex (which is described on page 21 of the 2009 20-F), and (iii) adopted a Turnaround Plan (which is described more fully on page 20 of the 2009 20-F).  The Turnaround Plan, which was adopted in December 2009, complemented the efficiency plan, which had been adopted in February 2009. We have revised the 2009 developments section to clarify the factors the Company has taken to eliminate the manufacturing challenges and to reduce the Company’s cost of sales.

In response to the comment received, we will revise Item 5 of the Form 20-F in the manner set forth on Schedule I to this letter.

Liquidity and Capital Resources, page 43

3.
Please describe to us your internal and external sources of liquidity at December 31, 2009 and June 30, 2010, and tell us any material unused sources of liquidity that were available to you at each date. Also tell us whether the credit line of up to $30.75 million (page 84) was still available to you at December 31, 2009 or if its utilization was terminated by the banks (page 21).

On December 2, 2009, the Company received non-written notices from its bank lenders in which the banks stated their decision to terminate our utilization of the credit line made available to us.  Following negotiations with the Company’s bank lenders, the banks agreed later in December 2009 that the Company may continue to use most of its original credit lines. As of December 31, 2009, the Company’s approved credit facilities were approximately $28.75 million, of which approximately $25.8 million was being utilized for loans and credit. As of December 31, 2009, the Company had a total of $6.8 million in unused sources of liquidity, consisting of: $1.9 million in cash, $2.9 million in an unused credit line, and approximately $2 million in an unused factoring facility.

On March 2, 2010, the Company signed an agreement with its bank lenders, which, among other things, provided for a re-organization of the Company’s credit lines with the banks.  Under the agreement, the Company committed to complete a rights offering and/or private placement under which no less than $4 million would be invested in Tefron's equity.

During March 2010, the Company’s bank credit was increased to $30.75 million in the aggregate, and the Company successfully raised $4 million from its shareholders.

As of June 30, 2010, the Company’s approved credit facilities were approximately $30.75 million, of which approximately $24.5 million was being utilized for loans and credit. As of June 30, 2010, the Company had approximately $6.0 million in unused sources of liquidity, consisting of: $439 thousands in cash and $5.5 million in unused credit line from the Company's bank lenders.

4.	Revise to expand your disclosure under this heading to include all of the liquidity and capital resources information required by Item 5.B of Form 20-F.

In response to the comment received, we will amend Item 5.B of the 2009 20-F in the manner set forth on Schedule I to this letter.

Item 7. Major Shareholders and Related Party Transactions, page 62

7B. Related Party Transactions, page 64

Relationships and Transactions with Norfet and its Shareholders, page 64

5.
We note your disclosure that, on April 7, 2010, Norfet waived the $190,000 unpaid management fees that were then due to them and effectively waived the management fees also owed to them from the date on which the loans were granted to the Company and until the date on which all the loans are repaid in full. Please clarify for us if these waived fees will continue to accrue during this time period and be payable to Norfet subsequent to your full repayment of the loans, or if Norfet will forgive these fees in their entirety during this time period and the waived amounts will not be payable to Norfet in the future.

On April 7, 2010, Norfet waived the $190,000 unpaid management fees then due to Norfet and effectively waived the management fees also owed to Norfet from the date on which the loans were granted to the Company and until the date on which all the loans are repaid in full. Norfet has forgiven these fees in their entirety during this time period, and therefore the waived fees do not accrue and will not be payable to Norfet in the future.

Item 15T. Controls and Procedures, page 85

6.
You disclose on page 15 that you were required to restate your financial statements for the first quarter of 2009 upon determining there was a deficiency in your internal control over financial reporting ("ICFR") that did not enable you to identify a failure to record purchasing expenses in connection with one sale made by your subsidiary, Macro Clothing Ltd. Describe to us the actual control deficiency identified, when it was identified and by whom, tell us whether and when the deficiency was remediated, and the nature of the remediation. Please further explain to us the quantitative and qualitative factors you considered to arrive at your conclusion that this deficiency did not constitute a material weakness. You may refer to Section II.B.1 of SEC Release No. 33-8810 for additional guidance on the evaluation of control deficiencies.

At the end of 2008, Macro Clothing Ltd, the Company's subsidiary ("Macro"), acquired the entire business activity of Excelsior Inc. ("Excelsior"), a private company operating in the USA that specializes in the design and distribution of swimwear in the USA. In the first quarter and the beginning of the second quarter of 2009, all outstanding purchase orders issued prior to the acquisition for sales to Excelsior's existing customers, were invoiced by Macro through Excelsior's accounting system.

When the Company was in the process of closing its books for the first quarter of 2009, the controller in Tefron USA, the Company’s wholly owned subsidiary, failed to record a purchasing expense in the amount of $653 thousand in connection with one sale made by Macro. The goods had been provided to the customer in March 2009 and were invoiced to the customer in April 2009 through Excelsior's accounting system. When Tefron USA's controller recognized the mistake in April 2009 that the sale was invoiced in April and not March, she recorded income in the books for the month of March. While recording such sale in the Company’s books as a sale, the inventory of this order was not eliminated from the books. As a result, the cost of sales in the first quarter of 2009 was lower and the profitability appeared to be higher than it actually was. When the Company was closing its books for the first quarter of 2009 and noticed the increase in profitability over the previous quarter, the controller in Tefron USA explained that such increase was due to a change to the mix of products sold in these quarters.

In the second quarter, the same controller adjusted the balance sheet data of such quarter to align it with the inventory item included in the operational data and mistakenly recorded the cost of sale in question as a customs expense.

When the Company closed its books for the second quarter of 2009, it performed an analytical review of its profitability. When it identified the discrepancy in profitability between the first and second quarters of 2009 (which following the earlier discrepancy between the fourth quarter of 2008 and the first quarter of 2009), the Company's Chief Financial Officer ordered the matter to be examined.  Following such examination, the Company revealed the erroneous entries in the first and second quarters of 2009 with respect to the one sale by Macro.

As soon as management of the Company recognized the error, it discussed the matter with its Audit Committee, describing the first quarter error and its impact to the Company's financial statements.

In order to remedy this control deficiency, the Company restated its first quarter financial statements as part of the second quarter financial statements and correctly recorded the $653 thousand as a cost of sale.  Moreover, by the end of the second quarter of 2009 the Company had incorporated the new business activity into its accounting system and ceased using Excelsior’s accounting system and further placed general entry recording responsibilities directly with a controller of the Company in Israel who is a certified public accountant.  Since then, the Company controller who is a certified public accountant now either records general entries on his own, or reviews closely each entry made by the Tefron USA controller.

The quantitative effect of this error on the Company's financial statements for the three-months period ended March 31, 2009 was that the cost of sales for the first quarter was restated with an increase of $653 thousand, or 1.6% of the cost of sales, to $41,520 thousand.  The net income for the first quarter was restated with a decrease of $488 thousand, or a decrease of 77%, to $145 thousand.  The shareholders' equity as of March 31, 2009 was restated with a decrease of $488 thousand, or a decrease of 0.8%, to $63,693 thousand.

This error had no impact on the annual financial statement as of December 31, 2009 because it involved the shifting of $653 thousand in cost of sales expenses from the first quarter to the second quarter of 2009.

The Company does not view this control deficiency as a material weakness due to the fact that (a) the error was related to a new activity purchased by one of the Company's subsidiaries and occurred very soon after the acquisition by Macro of Excelsior's swimwear division, and (b) the error occurred during Macro’s transition to incorporating the newly purchased activity, during which time Macro maintained two accounting systems in order to process existing Excelsior customer purchase orders, which had been issued using Excelsior’s system. However, at the time of the Company’s restatement of its financial statements to remedy this error, the Company had already switched over to maintaining one accounting system, which effectively eliminated the possibility of this error occurring again. The Company therefore did not and does not view this one-time error as one that is routine and that could occur again. By the end of the second quarter of 2009, the deficiency was remedied in its entirety and any new activity related to Excelsior, including invoicing, was fully incorporated into Macro and the Company's system.

7.
To the extent that you continue to believe your restatement resulted from a control deficiency tell us what, if any, impact the deficiency had on your disclosure controls and procedures ("DC&P"), ICFR and financial statements, when considering the effect of any compensating controls or any changes in ICFR that occurred subsequent to the first quarter of 2009. Also explain to us how you considered this deficiency in your DC&P evaluation and your ICFR assessment to arrive at the conclusions that both your DC&P and ICFR were effective as of December 31, 2009. You may refer to Sections II.B.1 and II.B.5 of SEC Release No. 33-8810 for additional guidance.

By the end of the second quarter of 2009, the Company had incorporated the new business activity into its accounting system and had ceased using Excelsior’s accounting system and, following recognition of the control deficiency, placed general entry recording responsibilities directly with a controller of the Company in Israel who is a certified public accountant.

The impact of the deficiency on the Company's financial statement as of December 31, 2009 was the shifting of $653 cost of sales expenses from the first quarter to the second quarter, and it therefore had no influence on 2009 results.

As soon as management of the Company recognized the error, it discussed the matter with its Audit Committee, describing the first quarter error and its impact to the Company's financial statements.

The Company concluded that both DC&P and ICFR were effective as of December 31, 2009 because the deficiency was remedied in its entirety shortly after Company management revealed it and, as indicated above, the deficiency was related to a new activity that a Company's subsidiary, Macro, had purchased shortly prior to the time the deficiency occurred.  The new activity was subsequently fully incorporated into the Company's accounting system.

 (c) Changes in Internal Control Over Financial Reporting, page 86

8.
We note your disclosure that there were no changes in your ICFR that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, your ICFR. Please further explain to us how you considered the deficiency in your ICFR identified in the first quarter of 2009 and resulting restatement of your financial statements in concluding there were no changes in ICFR. If you now believe there were changes in your ICFR, revise your disclosure as necessary.

As noted in our response to Staff comment 6 above, the error (i) was related to a new activity purchased by Macro, a Company subsidiary, and occurred very soon after the acquisition by Macro of Excelsior's swimwear division, and (ii) occurred during Macro’s transition to incorporating the newly purchased activity, during which time Macro maintained two accounting systems in order to process existing Excelsior customer purchase orders, which had been issued using Excelsior’s system. However, at the time of the Company’s restatement of its financial statements to remedy this error, the Company had already switched over to maintaining one accounting system, which effectively eliminated the possibility of this error occurring again.  The Company therefore does not believe that there occurred during the year ended December 31, 2009 changes in internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Consolidated Financial Statements as of December 31, 2009, page F-l

9.
You disclose in a Form 6-K furnished on July 8, 2010 that the Israel Securities Authority required you to publish an amended financial statement note and amended audit reports for the financial statements for the year ended December 31, 2009 and the three months ended March 31, 2010. We also note that you provide in a Form 6-K furnished on July 28, 2010 "the language that would have been used in the clauses directing attention in the auditors' reports ...and Note 1 to the Company's financial statements, as at ...December 31, 2009," Please tell us why you did not include disclosure of such material uncertainties in the footnotes to your financial statements filed with your Form 20-F on July 13, 2010, pursuant to paragraph 25 of IAS 1. Please explain to us what consideration your independent auditor gave to the inclusion in their report of a separate emphasis paragraph for the material uncertainties, pursuant to AU Section 508.19. It appears that you need to amend your Form 20-F to address both the footnote disclosure and the independent registered accounting firm's report.

The Company would like to note to the Staff that the Company's shares are registered for trade in both in Israel and in the US and as a result, the Company must comply with both the Israeli securities regulations and Israeli Auditing Standards and with US securities regulations and PCAOB standards. Furthermore, the Company advises the staff that the Company's audited financial statements as of December 31, 2009, which were audited based on Israeli audit standards, were filed on March 23, 2010 with the Israeli Securities Authority (“ISA”) and were furnished on April 29, 2010 on a Form 6-K, while the audited financial statements as of the same date which were audited based on PCAOB standards, were included in 2009 Form 20-F, which was submitted on July 13, 2010.

All the information contained in the indicated Forms 6-K was the result of correspondence between the Company and the ISA regarding the interpretation of certain Israeli auditing standards and regulations with respect to the manner of how to disclose uncertainties which were in place at the time of issuance (i.e., – March 2010) and which did not exist at the time the 20-F was submitted. In the abovementioned correspondence, the Company was asked by the ISA to clarify to the public how the independent auditors' report and Note 1 to the Company's subject matter financial statements would have been changed had the Company been required to comply with the interpretation of the ISA as referred to above(i.e., – in March 2010). The ISA did not request the Company to reissue those financial statements (including the financial statements as of December 31, 2009) but rather requested a clarification, which the Company had presented on a Form 6-K, dated July 8, 2010.

The Company further notes that all uncertainties and other material information which was in place at the time of issuance of the Company's financial statements were included in 2009 Form 20-F and detailed in Note 1.  The information contained in this Note is updated through the date of issuance, July 13, 2010, in accordance with IAS 10, “Events after the Reporting Period” and as such differ from Note 1 that was included in the audited financial statements filed with the ISA on March 23, 2010.

The Staff is advised that in accordance with Israeli Auditing Standards and common practice in filings with the ISA, an auditor should include an emphasis paragraph for uncertainties resulting from liquidity matters that do not rise to a going concern situation. As such, the Company's independent auditors added an emphasis paragraph in their audit report which was included in the Company's audited financial statements filed with the ISA.  It should be clarified that the emphasis paragraph that was added is not an explanatory paragraph on the Company's ability to continue as a going concern, but rather a reference to the Company's liquidity uncertainties as detailed in Note 1 to its financial statements.

For the purpose of issuing the independent audit report on the audited financial statements, which were audited based on PCAOB standards and issued as part of the Company’s 2009 Form 20-F on July 13, 2010, the Company's independent auditors did not believe the financial position of the Company rose to a level of a substantial doubt to continue as a going concern  before December 31, 2010 and as such issued an unqualified standard opinion.

In addition SAS 79 eliminated the requirement that an uncertainty paragraph be added to the auditors' report to highlight uncertainties other than going concern uncertainties. In issuing SAS 79, the Auditing Standards Board believed that because such matters are required to be adequately disclosed in the financial statements, there is no need for reference to these matters in the auditors' report. As mentioned above, the Company believes that all uncertainties matters are fairly disclosed in Note 1 to its financial statements. As such, based on the above and based on the auditors' firm policy, the Company’s independent auditors concluded that an explanatory paragraph is not required to be included in their audit report issued on July 13, 2010 in accordance with the PCAOB standards.

Report of Independent Registered Accounting Firm to Board of Directors and the Shareholders of Tefron Ltd., page F-2

10.	Please revise the report provided by Kost Forer Gabay & Kasierer to indicate the country where the report was issued.

The Company acknowledges the Staff’s comment, and it will revise the report provided by Kost Forer Gabay & Kasierer to indicate Israel as the country where the report was issued in the manner set forth on Schedule I to this letter.

Note 2: Significant Accounting Policies, page F-1

g. Inventories, page F-15

11.
Considering that your costs of sales exceeded sales to approximately 103.3% in 2009, tell us the factors you considered in determining the net realizable value of your inventories at December 31, 2009. Refer to paragraph 28 of IAS 2.

The Company considers the guidelines in IAS 2, and specifically of paragraph 28 in each reporting period, to identify any item for which its net realizable value is below cost. In its evaluation, the Company takes into consideration any item which has become damaged or partially obsolete or if its selling price has declined below carrying amount. The estimated realizable value is based on the most reliable evidence available and also takes into account any fluctuations of prices. It should be noted that the Company does not produce items regularly to inventory, but rather the Company's finished products are customized to the Company's customers and are based on orders received from its customers. As a result, the Company's estimation of the net realizable value approximates the actual net selling price.

The Company's cost of sales comprises of significant fixed costs such as intensive labor, building rentals, insurance, energy, and depreciation of property and equipment.  In 2009, the Company suffered from a sharp decrease in sales and from losses of significant anticipated orders from two of its major customers.  In 2009, the Company did not manage to fully reduce its costs for purposes of a timely adjustment of its fixed costs to the level of actual sales; this resulted in an excess of costs of sales to actual sales. Any adjustment of fixed costs, such as those related to insurance and labor, has taken several months, and costs such as real estate leases, which are dependent on long-term agreements, take a year or more. In 2010, the Company adopted a turnaround plan, as indicated in Note 1 to the financial statements, which was, inter alia, aimed to adjust the Company's fixed costs to its projected sales in 2010. The results of the plan already started to show a positive effect on the Company's results of operations in 2010.

The Company would like to note that the allocation of fixed production overheads to the costs of inventory is based on the normal optimal standard capacity of the production facilities and that the Company uses a standard cost method. The standard costs takes into account normal levels of materials and suppliers, labor, efficiency and capacity utilization. Those costs are regularly reviewed and revised when necessary. While actual capacity may be used if it approximates to normal capacity, increased overheads may not be allocated to production as a result of low output or idle capacity. In these cases, the unrecovered overheads were expensed as at the time they were incurred, which had an effect on the excess of costs of sales over sales.

Note 7: Property, Plant and Equipment, page F-31

d. Impairment of Property, plant and equipment, page F-32

12.
We note that you recorded a reversal in impairment in the amount of $496 thousand in the year ended December 31, 2009. Considering the 34% decline in sales in 2009, negative gross profit, recurring net losses and material concerns about liquidity, please disclose the change in the estimates used to determine the asset's recoverable amount since the last impairment loss recognized in 2008. Refer to paragraph 111 of IAS 36. Tell us how many cash generating units you have and how you are computing the recoverable amounts. Please expand your disclosure on how you tested your property plant and equipment for impairment.

The Company advises that it has the following five cash generating units:

1.	Cut and sew (C&S) – Includes design, manufacturing and sale of intimate apparel and active wear using the "cut & sew" method;

2.	Seamless – Includes design, manufacturing and sale of intimate apparel and active wear using the "seamless" method;

3.	Macro – Includes manufacturing of swimwear in Asia-Pacific by sub-contractors. Finished goods are mostly sold in the USA and Europe;

4.	Real Estate in the USA – The Company generating cash flow from leasing its head office in the USA. This building generates an independent cash flow on its own; and

5.	Machines in the USA (operation lease); the Company generates cash flow from leasing the machines in operational lease.

In 2008 and 2009, the Company actually conducted an impairment test due to negative indicators which are also mentioned in the Staff's comment. In 2008, the impairment test carried resulted in an impairment in the "Seamless" and "Machines in the USA" cash generating units, while in 2009 the impairment test indicated resulted in a reversal of part of the impairment because the recoverable amount which was impaired in 2008 exceeded its carrying value as of December 2009 as noted above, thus resulting in a reversal of impairment.  The Company will expand its disclosure in Note 7b. to any future financial statements to describe how the Company tests its Assets for impairment.

The Company advises the Staff that in determining the asset's recoverable amount of its cash generating units, the Company identified the Asset's fair value less costs to sell as its recoverable amount since it was higher than its carrying value as of December 31, 2009.  For this determination, the Company engaged a third party appraiser which used actual selling prices in transactions which occurred near the balance sheet date. The Company would like to note that for its 2008 financial statements it engaged the same appraiser for the determination of the Asset's fair value less costs to sell. The appraiser noted that the recoverable amount increased in 2009 in the "Seamless" and "Machines in the USA" cash generating units, which resulted in the impairment reversal. The increase in the recoverable amount was due to improvements in credit markets which stimulated increase in capital expenditures. As such, the Company recorded reversal of impairment in accordance with paragraph 111(a).

In response to the comment received, we will revise Note 7 of the Company’s consolidated financial statements in future filings in the manner set forth on Schedule I to this letter.

Note 24: Events Subsequent to the Balance Sheet Date, page F-64

13.	Please tell us and revise to disclose the date when your December 31, 2009 financial statements were authorized for issue and who gave that authorization, refer to paragraph 17 of IAS 10.

The Company will revise its disclosure to indicate that its financial statements for the year ended December 31, 2009 included in 2009 Form 20-F were authorized for issuance on July 13, 2010 by its Board of Directors.

*   *   *   *

The Company acknowledges to the Staff that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please call the undersigned at +972-3-928-2220.

Very truly yours,

/s/ Eran Rotem
Eran Rotem
Chief Financial Officer

cc:    Perry Wildes, Adv.

Schedule 1

Revisions to 2009 20-F

Comment 1

We propose to revise the "Sales" section of Results of Operations of the year ended December 31, 2009 compared to the year ended December 31, 2008 on page 39 of the 2009 20-F to read as follows:

"Sales
Consolidated.  Sales for the year ended December 31, 2009 were $115.5 million, a 33.5% decrease compared to sales of $173.8 million for the year ended December 31, 2008. Our sales of intimate apparel decreased 31.5% from $93.7 million in 2008 to $64.1 million in 2009, our sales of active-wear products decreased 54.4% from $47.2 million in 2008 to $21.5 million in 2009 and our sales of swimwear decreased 9.4% from $33.0 million in 2008 to $29.9 million in 2009. The decrease in both the Company's Seamless and Cut & Sew segments reflected decreases in all of the Company’s product lines as a result of the global economic slowdown, which triggered a conservative inventory management policy by some of the Company's customers. A decrease in sales in 2009 to Nike and Victoria’s Secret, the Company's then two primary customers, in particular, impacted the sales in both segments.

*   *  *

Seamless.  Sales for the year ended December 31, 2009 for this segment were $62.3 million, a 27.8% decrease compared to sales of $86.3 million for the year ended December 31, 2008. Sales of active wear products in the Seamless segment during 2009 were $17.3 million, a decrease of 39.4% compared with sales of $28.6 million during 2008. This decrease in sales of active wear products in this segment was primarily due to the Nike "Ultimate" project, for which the Company did not receive material follow-up orders in 2009.

Cut & Sew.  Sales for the year ended December 31, 2009 for this segment were $53.2 million, a 39.2% decrease compared to sales of $87.6 million for the year ended December 31, 2008. Sales of active wear products in the Cut & Sew segment in 2009 were $4.2 million, a decrease of 77.4% compared with sales of $18.6 million during 2008. This decrease in sales of active wear products in this segment was primarily due to the Nike "Pro Core" project, for which the Company did not receive material follow-up orders in 2009.

Moreover, there was a significant decrease of $29.5 million in the Company’s sales of intimate apparel in the Company's two segments, primarily to Victoria's Secret, which resulted from a decision by the customer during 2008 to transfer one of its intimate apparel projects to India. As a result, Tefron did not receive additional orders during the year 2009 for this project.”

Comment 2

We propose to revise the paragraph entitled “Cost of Sales” on page 40 of the 2009 20-F to read as follows:

“Cost of Sale

Cost of sales consists primarily of materials, various salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 28.8% to $119.3 million in 2009 as compared to $167.6 million in 2008 due to the decrease in production volume as a result from the decrease in sales. As a percentage of sales, cost of sales increased to 103.3% in 2009 as compared to 96.4% in 2008. The increase of costs as a percentage of the Company’s sales between 2008 and 2009 was due to the devaluation of the US dollar versus the NIS, higher sales of less profitable products, continuing manufacturing challenges in the Hi-Tex Division and a significant decrease in sales in 2009 as compared to 2008. ~~This~~ The ~~increase was primarily due to a significant decrease in sales,~~  significant decrease in sales in 2009 compared to 2008 ~~which~~ was not matched by a~~ny~~ corresponding decrease in the fixed costs.”

We propose to revise the 2009 Developments section on page 36 to read as follows:

"2009 Developments

During 2009, we continued to face liquidity challenges due to the worsening global economic environment, our ongoing operating difficulties and the reduction by our bank lenders of the credit available to us beginning in the fourth quarter of 2008. Our profits in 2009 were adversely impacted by a number of factors, including a decline of approximately $58 million in our sales in 2009 from 2008, and in particular the decline of our sales to our main customers, and the manufacturing challenges at our Hi-Tex Division that continued to increase our costs and decrease our operating efficiency.

The manufacturing challenges in the Seamless segment were mainly the learning curve required for the manufacture of various new and technologically advanced products that were more complex to produce than the products that the Company had previously manufactured. These products have also been ordered in short production runs for a larger number of apparel categories.  The difficulties experienced in manufacturing these products led to both excessive waste as well as delays in delivering the products to the customers. The Company had to credit customers that suffered from those delays; the credits were also recorded as a reduction in the Company’s sales.

The Company operates in a labor-intensive field, and accordingly its cost structure includes significant fixed costs, such as real estate lease costs, insurance costs, and labor costs. Any adjustment of fixed costs, such as those related to insurance and labor, takes several months, and costs such as real estate leases, which are dependent on long-term agreements, take a year or more. Fixed costs were 27.8% of total cost of sales during 2009. During a crisis in which there is a sharp drop in sales, it is difficult and takes time to reduce fixed costs dependent on long-term agreements in a manner which corresponds to the decrease in sales. In addition, the ongoing global economic crisis had a strong effect on the business environment of the Company during the second, third and fourth quarters of 2009 and included, inter alia, an ongoing erosion of prices and a worsening of other market terms.

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We are taking steps to expand our customer base and to increase our sales to existing customers, so as to compensate for the decline in sales to our existing customers during 2009; however, we estimate that an increase in our sales to existing customers and sales to new customers will only partially compensate for the decline in our sales to our two main customers.

In our Hi-Tex Division, during 2009, we contended and are still contending with the need to address operating difficulties and the efficiency of manufacturing procedures.  As a result, we experienced an increase in our production costs and in the levels of waste from our products. ~~During 2009 we implemented an overall efficiency plan to overcome these operating and efficiency difficulties.~~

To further improve our operating efficiencies, ~~and~~ address the manufacturing challenges, and to reduce our cost of sales, and in view of the global economic environment~~, during the first quarter of 2010,~~ we (i) adopted an efficiency plan in February 2009, (ii) transferred all of its Cut & Sew activity to our subsidiary, Hi-Tex in January 2009, and (iii) began to implement a turnaround plan with a view to returning the Company to profitability, which was adopted in December 2009 and complemented the efficiency plan. For more information on these initiatives, see~~as described in~~ "Item 4. Information on the C~~c~~ompany –  A.History and Development of the Company – 2010 Turnaround Plan".”
Comment 4

We propose to revise the “Liquidity and Capital Resources” section of Item 5. of our 2009 20-F as follows:

“Liquidity and Capital Resources

2009 Sources and Uses of Cash

As of December 31, 2009, the Company’s approved credit facilities were approximately $28.75 million, of which approximately $25.8 million was being utilized for loans and credit. As of December 31, 2009, the Company had a total of $6.8 million in unused sources of liquidity, consisting of: $1.9 million in cash, $2.9 million in an unused credit line, and approximately $2 million in an unused factoring facility.

During March 2010, the Company’s bank credit was increased to $30.75 million in the aggregate, and the Company successfully raised $4 million from its shareholders.

As of June 30, 2010, the Company’s approved credit facilities were approximately $30.75 million, of which approximately $24.5 million was being utilized for loans and credit.

During 2009, cash flow used in operating activities amounted to $1.5 million, compared to $7.7 million in 2008. In addition, we received:

•       Proceeds of $4.9 million from short-term bank credit, and

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•       Proceeds of $1.7 million from an early repayment of subordinated note.

This cash flow was used to repay a net amount of $3.9 million in bank debt, invest $0.7 million, net, in property, plant and equipment and intangible assets, and, together with other cash flow activities, increase our cash and cash equivalents by $0.3 million from $1.6 million at December 31, 2008 to $1.9 million at December 31, 2009. This cash balance will be sufficient for the next 12 months.

Cash provided by operating activities is net income (loss) adjusted for certain non-cash items and changes in assets and liabilities. For 2009, cash used in operating activities was $1.5 million, compared to $7.7 million in 2008. The decrease in cash used in operating activities in 2009 as compared to 2008 was mainly due to decrease in our working capital.”

Revisions to 2009 Financial Statements

Comment 10

We propose to revise the report provided by Kost Forer Gabay & Kasierer on page 2 of the 2009 financial statements as follows:

Kost Forer Gabay & Kasierer

A member firm of Ernst & Young Global

Haifa, Israel

July 13, 2010

Comment 12

We propose to revise note 7b." Impairment of property, Plant and Equipment" on page 32 of the 2009 financial statements as follows:

"The Company cash generating units comprise of the following :

1.	Cut and sew (C&S) – Includes design, manufacturing and sale of intimate apparel and active wear using the "cut & sew" method;

2.	Seamless – Includes design, manufacturing and sale of intimate apparel and active wear using the "seamless" method;

3.	Macro – Includes manufacturing of swimwear in Asia-Pacific by sub-contractors. Finished goods are mostly sold in the USA and Europe;

4.	Real estate in the USA – The Company generating cash flow from leasing its head office in the USA. This building generates an independent cash flow on its own; and

5.	Machines in the USA (operation lease); the Company generates cash flow from leasing the machines in operational lease.

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The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the fair value of asset (or cash generating unit) minus costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of asset, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Where the carrying amount of an asset or cash generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited in order that the carrying amount of the asset does not exceed its recoverable amount, nor does it exceed the original net book value that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

In 2008 the Company recorded an impairment loss amounting to $2,135 thousand, which was allocated to cash generating units "Seamless" and "Machines in the USA". The Company identified in 2009 the Asset's fair value less costs to sell as its recoverable amount since it is higher than its carrying value. For this determination, the Company uses a third party appraiser which used actual selling prices in transactions which occurred near the balance sheet date. The appraiser noted that the recoverable amount increased in 2009 in the "Seamless" and  " Machines in the USA" cash generating units, which resulted in the impairment reversal, net in the amount of $496 thousands. The increase in the recoverable amount was due to improvements in credit markets which stimulated increase in capital expenditures. As such, the Company recorded reversal of impairment in accordance with paragraph 111(a) of IAS 36."

Comment 13

We propose to revise note 24." Events subsequent to the balance sheet date" on page 64 of the 2009 financial statements as follows:

"f. Authorization of the financial statements:

The financial statements were authorized for issuance on July 13, 2010 by its Board of Directors."

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